

May 28, 2014

Via E-mail
Dominic Sartorio
Chief Executive Officer
Millennium Healthcare Inc.
400 Garden City Plaza, Suite 440
Garden City, NY 11530

Re: Millennium Healthcare Inc.
Amendment to Form 10
Filed May 12, 2014
File No. 000-55009

Dear Mr. Sartorio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As previously requested, please expand the disclosure to discuss all material provisions of your supply and distribution agreements.

Item 2. Financial Information, page 18

Management's discussion and analysis of financial condition and results of operations, page 18

2. You disclose on page 25 that you incurred bad debt expense in 2013 of $1.2 million, which represents 60% of your revenue for that year. Please disclose in your filing the specific facts and circumstances that led to your determination in 2013 that these accounts receivable would not be collected. Please also tell us in your response how you

determined no allowance for doubtful accounts was necessary for your remaining accounts receivable at December 31, 2013.

Consolidated Financial Statements, page 53

Consolidated Statements of Cash Flow, page 55

3. You report a total cash inflow of $2,061,000 from the issuance of preferred and common stock for cash (including liability for shares to be issued) during the year ended December 31, 2013. Please reconcile this amount to the $212,500 of "shares issued for cash" as reported in the consolidated statement of changes in stockholders' deficit and the changes in "liability for common stock to be issued" and "liability for preferred stock to be issued" balances from December 31, 2012 to December 31, 2013 as reported in the consolidated balance sheets.

Note 9 – Fair Value Measurements, page 76

4. We note your response to prior comment 5 that you will provide additional disclosure to provide the effect of your level 3 fair value measurements on earnings or other comprehensive income for the year ended December 31, 2013. Please refer us to the specific section under Note 9 in your Amendment No. 3 to the Form 10 filed on May 12, 2014 where you provided such information. If this disclosure was not included in your filing, please revise your filing to provide such information. Please reconcile the change in the "derivative liability" balances from December 31, 2012 to December 31, 2013 as reported in your consolidated balance sheets to the $3,109,676 of "gain on change in fair value of derivatives" as reported in your consolidated statement of operations for the year ended December 31, 2013.

Exchange Act reports

5. Please amend your Exchange Act reports for the above comments, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Suying Li, at (202) 551-3335, or Rufus Decker, at (202) 551- 3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

                         Sincerely,

                         /s/ John Reynolds

                         John Reynolds
                         Assistant Director

cc: Andrea Cataneo, Esq